
March 3, 2023

Todd Magazine
Chief Executive Officer
Airsculpt Technologies, Inc.
1111 Lincoln Road, Suite 802
Miami Beach, FL 33139

      Re: Airsculpt Technologies, Inc.
           Registration Statement on Form S-3
           Filed February 27, 2023
           File No. 333-270069

Dear Todd Magazine:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Benjamin Richie at 202-551-7857 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Industrial Applications and Services

cc: Richard Bass